1555 Palm Beach Lakes Boulevard, Suite 310 West Palm Beach, FL 33401-2327 Tel: (561) 478-7077 Fax: (561) 659-0701 www.harriscramer.com Michael D. Harris, Esq. mharris@harriscramer.com

November 30, 2006

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mark P. Shuman

                  Branch Chief - Legal

Re:

Broadcaster, Inc.

Registration Statement on Form SB-2 filed November 13, 2006

File No. 333-138647

Form 10-KSB for the year ended June 30, 2006

File No. 0-15949

Dear Mr. Shuman:

We are counsel to Broadcaster, Inc. and are responding to your comment letter of November 27, 2006.  The numbers below correspond to the numbers contained in your comment letter.

1.

Broadcaster has added in the prospectus the required financial information for the quarter ended September 30, 2006.  Please see the prospectus summary at page 4 and the financial statements contained beginning at page F-29.

2.

We are enclosing on a supplemental basis a letter from Paul Goodman, Esq. with regard to the shares of Broadcaster owned by the MBYI Liquidating Trust.  Mr. Goodman is one of the trustees of the trust; Mr. Gardner is not a trustee. Mr. Goodman’s letter explains that Mr. Michael Gardner is not a beneficial owner of the trust as defined by Rule 13d-3.  His letter further explains the purpose of the trust and responds to the Staff’s question about whether the trust intends to distribute the shares or sell them and distribute the proceeds. Because Mr. Goodman has disclosed Mr. Gardner’s exact interest in the trust, we have removed the sentence about why the number of shares of Broadcaster common stock owned by him is not determinable. Because shares may be sold directly by the trust and Mr. Gardner is not a beneficial owner, there is no mechanism to determine the number of shares he may acquire in the future through a distribution from the trust.

3.

The prospectus has been amended to disclose in footnotes to the Selling Shareholders’ section beginning at page 49 the identity of the individuals who exercise voting and/or dispositive power.

Mark P. Shuman

November 30, 2006

Please note that subsequent to filing the original Registration Statement, we have had the opportunity to review with management information pertaining to when the shares originally disclosed in the Selling Shareholders’ section were originally acquired and when the warrants were originally granted.  We have further determined that all of the warrants have cashless exercise provisions.  Finally, we have been able to review applicable Registration Rights Agreements. As a result, Broadcaster has eliminated from the Registration Statement all shares of common stock which are eligible for sale under Rule 144 or Rule 144(k), except where it has obligations under Registration Rights Agreements.

4.

The information requested concerning the Selling Shareholders has been added at page 50 of the prospectus.

5.

Since all of the shares issuable upon exercise of the warrants are eligible for sale under Rule 144 and there are no registration rights, they have been eliminated from the Registration Statement. Therefore, we assume that it is not necessary to file a form of warrant.

6.

We have added the appropriate undertaking at page II-1.

7.

We inadvertently referred to options instead of warrants in our legal opinion. A new Exhibit 5.1 is enclosed which only references the outstanding shares since the shares issuable upon exercise of the warrants may all be sold under Rule 144 and are no longer included in the prospectus.

For the Staff’s convenience, a marked copy of Amendment No. 1 is enclosed on a supplemental basis. Additionally, certain immaterial changes have been made throughout the prospectus which are reflected in the marked copy, including updating information to the latest practical date.

Thank you very much for your consideration.

Sincerely yours,

/s/ Michael D. Harris

Michael D. Harris

MDH/cdv

Enclosures

cc:

Mr. Martin R. Wade, III

Mr. Blair Mills

(Via Email)

Cyruli Shanks & Zizmor, LLP

Attorneys at Law

420 Lexington Avenue

Suite 2020

New York, NY 10170

(212) 661-6800

November 29, 2006

U. S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Dear Sirs:

This firm represents the MBYI Liquidating Trust (the “Trust”). In addition, I am one of the trustees of the Trust. We have been asked to provide some background information regarding Michael Gardner’s beneficial interest in the Trust.

On behalf of the MBYI Liquidating Trust (the “Trust”), please be advised that Michael Gardner is not a trustee of the Trust. Rather, he is one of approximately 40 beneficiaries of the Trust and holds approximately a 6.7% beneficial interest in the Trust. As just a beneficiary of the Trust, he has no ability to control the assets of the Trust or to direct their distribution. In addition, the Trust has no relationship with Broadcaster, Inc. (“Broadcaster”) or its principals, except for being a shareholder of Broadcaster.

The Trust was formed in May, 2005, as an irrevocably trust, to receive certain assets of Monterey Bay Tech, Inc. (“MBYI”) (for the benefit of MBYI shareholders as of May 9, 2005 record date), which assets included shares of International Microcomputer Software, Inc. (now, Broadcaster, Inc.). The shares of Broadcaster were acquired by MBYI as part of the consideration received from the sale of an operating subsidiary to Broadcaster. Michael Gardner, as a shareholder of MBYI, received a proportionate beneficial interest in the Trust. In am familiar with Rule 13d-3 and Mr. Gardner has no power to dispose of the Broadcaster shares owned by the Trust and no power to vote the shares Broadcaster shares owned by the Trust.

In accordance with the Trust’s governing documents, the Trust is not obligated to make distributions in any particular form and has the right to convert any of its assets to cash, as deemed prudent by its trustees. Currently, the Trustees are considering distributing the Trust’s assets in 2007, in one or more distributions. However, please be advised, that the Trust has until May, 2008 to make distributions. It is expected that, in the aggregate, the distributions will consist of a combination of shares of Broadcaster and cash, some of which may be generated from the sale of shares of Broadcaster by the Trust.

If I can provide any additional information regarding this matter, please do not hesitate to contact me.

Sincerely,

/s/ Paul Goodman

Paul Goodman